Exhibit 99.1

ASX ANNOUNCEMENT

29 May 2014

Genetic Technologies announces appointment of Chief Financial Officer

Melbourne, Australia; 29 May 2014: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) is pleased to announce the appointment of Mr Eutillio Buccilli to the role of Chief Financial Officer, effective 2 June 2014.

Mr Buccilli joins Genetic Technologies after more than 35 years of senior management experience in the financial services, contracting and recruitment, property and retail industries in Australia and the USA. He has held senior management positions with blue chip corporations such as General Electric, Computer Science Corporation, Coles Myer, and Challenger Limited. Whilst at GE, Mr Buccilli was seconded to the USA, where he worked at the GE Capital Headquarters located in Stamford, Connecticut.

He brings to Genetic Technologies a significant level of expertise including financial, corporate governance and commercial experience, with a strong emphasis on financial and corporate management.

FOR FURTHER INFORMATION PLEASE CONTACT

Ms Alison Mew	Laura Forman (USA)
Chief Executive Officer	Blueprint Life Science Group

Genetic Technologies Limited	+1 (415) 375 3340, Ext. 103
Phone: +61 3 8412 7000

About Genetic Technologies Limited

Genetic Technologies is an established diagnostics company with more than 20 years of experience in commercializing genetic testing, non-coding DNA and product patenting.  The Company has operations in Australia and the U.S. and is dual-listed on the ASX (Code: GTG) and NASDAQ (Ticker: GENE).  Genetic Technologies is focused on the commercialization of its patent portfolio through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics assets.  Its U.S. subsidiary, Phenogen Sciences Inc., offers novel predictive testing and assessment tools to help physicians proactively manage women’s health.  Phenogen’s lead product, BREVAGen™, is a first in class, clinically validated risk assessment test for non-familial breast cancer.

For more information, please visit http://www.gtglabs.com and http://www.phenogensciences.com

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.